MANAGEMENT DISCUSSION & ANALYSIS
The date of this Management Discussion and Analysis (“MD&A”) is November 27, 2009, for the year ended July 31, 2009 and should be read in conjunction with the accompanying audited consolidated financial statements and the notes for the years ended July 31, 2009 and 2008.

Forward Looking Statements
Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by Trans-Orient Petroleum Ltd. (the “Company”) at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, permit tenure, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, investments, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “assume”, “believe”, “estimate”, “expect”, “forecast”, “guidance”, “may”, “plan”, “predict”, “project”, “should”, “will”, or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to, capital expenditures, work programs and commitments, cash flow, expenses, general and administrative expenses, taxes, and future exploration activities and related expenditures.

Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties include, but are not limited to, commodity price volatility, exploration costs, the Company’s ability to discover reserves through exploration activities, fluctuations in currency exchange rates, and changes in government legislation and regulations.

The forward-looking statements contained herein are as of November 27, 2009 and are subject to change after this date. Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive and as such undue reliance should not be placed on forward-looking statements. Except as required by applicable securities laws, with the exception of events or circumstances that occurred during the period to which the MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking information for a period that is not yet complete that was previously disclosed to the public, the Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

BOE Cautionary Statement
BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1bbl is based on an energy equivalency at the burner tip and does not represent a value equivalency at the wellhead.

Business
The Company is a Vancouver, British Columbia, Canada based company. The Company’s operating strategy is focused on its international oil and gas exploration operations through its 100% interests in PEP 38348, PEP 38349 and PEP 50940 that consist of 2,275,914 net acres of lightly explored land located in New Zealand’s East Coast Basin.

On September 16, 2009, the Company and TAG Oil Ltd. (“TAG”), a Company having a related director and officer, entered into an arrangement agreement to effect a business combination pursuant to a plan of arrangement under the Business Corporations Act (British Columbia). The proposed transaction to combine the companies, with TAG becoming the surviving entity, has been approved by the boards of directors of both TAG and the Company following the recommendation of their special committees.

Pursuant to the arrangement agreement, TAG will acquire all of the issued and outstanding shares of the Company on the basis of one TAG share for each 2.8 Company shares. The Company will become a wholly owned subsidiary of TAG and it is estimated that TAG will have 29,879,445 shares outstanding upon completion of the transaction. TAG owns a 100% interest in PMP 38156-S in the Taranaki Basin of New Zealand, containing the Cheal oil discovery, production facilities and the surrounding exploration acreage. The relatively shallow Cheal oil pool has cumulative production of more than 500,000 barrels of oil to date, with remaining proven and probable reserves of approximately 530,000 barrels of oil equivalent (“BOE”) and is currently producing at average rates of 325-380 barrels of oil per day. Good potential exists to increase production in the near term through optimization of the existing six Cheal wells and further development drilling in and near the Cheal pool. Also, numerous prospects for step-out drilling in the lightly explored 20,000 acres covered by the Cheal exploration area and PEP 38748 provide a number of lower-risk exploration drilling opportunities to grow near-term production. TAG also brings to the transaction a strong financial position with significant cash flow. TAG has no debt and approximately $7 million in working capital.

The Company’s business plan remains focussed on conventional and unconventional oil and gas prospects located in the East Coast Basin of New Zealand. The Company’s short and long term goals to aggressively explore both the conventional and unconventional opportunities in New Zealand remain unchanged however the Company has taken steps to modify its work commitments to allow the Company the ability to apply its capital program optimally in the East Coast Basin. The Company will remain focused on its stated objectives, and will also be prudent and proactive to maintain a strong balance sheet and carefully manage the capital requirements of early stage exploration.

The Company’s present exploration strategy can be divided into three opportunities: a shallow (less than 500m) oil opportunity, a conventional Miocene-aged oil and gas exploration program, and an unconventional fractured oil-shale opportunity. Leveraging each phase of exploration will allow the Company the greatest opportunity to continue funding its exploration plans.

Petroleum Property Activities and Capital Expenditures for the year ended July 31, 2009
During the year ended July 31, 2009 the Company incurred $210,545 (2008:$1,236,676) worth of expenditures on its oil and gas properties. After acquiring more than 50 kilometer’s of 2-D seismic during fiscal 2008, in combination with certain additional geological and geophysical studies, the Company has completed seismic interpretations that have confirmed the drilling locations for the Company’s first two wells. During 2009, the Company built an access road and drilling pad for its Boar Hill-1 propsect in PEP 38349 and secured certain land access agreements and resource consents for its operations. Using the completed drilling pad, the Company drilled a stratigraphic well to 204.3 meters in July 2009 (this well was subsequently deepened to 487 meters in September 2009). This first stage section of the Boar Hill-1 well gathered valuable geological information needed to plan the deeper Boar Hill well to be drilled.

The Company has the following commitments for Capital Expenditure at July 31, 2009:

Contractual Obligations	Total	Less than One	More than One
		Year	Year
Long term debt	$-	$-	$-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	2,175,000	425,000	1,750,000
Total Contractual Obligations (2)	$2,175,000	$425,000	$1,750,000

(1)

The Other Long Term Obligations that the Company has are in respect of the Company’s share of expected exploration permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In certain cases the commitments reported include amendments to permit work programmes that the Company has applied for and which require Ministry of Economic Development (“MED”) approvals.

The MED approved the Company’s application for an extension to the drilling date on PEP 38349 from November 8, 2009 to March 8, 2010. The Company subsequently submitted a further drilling extension request to change the drilling requirement for the Boar Hill-1 well to March 8, 2011 and applied for a 62,000 acre extension of land to the south of the permit area to cover the Kawakawa Anticline.

The Company also applied to the MED to extend the drilling date on PEP 38348 from November 8, 2009 to April 8, 2010. The Company’s application also requests that the April 8, 2010 drilling commitment be amended from drilling one deep well (1,500-1,800 meters) to one stratigraphic test well (250 meters) by April 8, 2010 and two additional stratigraphic wells to similar depths by April 8, 2011. The Company will then analyze the results of these wells and commit to an acceptable work program by November 8, 2011.

Based on the above, the Company estimates the work program commitments to include one deep well and two cored stratigraphic wells to be drilled by March 8, 2011 at a cost of approximately $1,750,000. The Company also estimates commitments of $425,000 for the 2010 fiscal year, which includes the acquistion of 10 kilometers of 2D seismic in PEP 50940, deepening a stratigraphic well in PEP 38349 and drilling a cored stratigraphic well in PEP 38348.

Selected Annual Financial Information
July 31,	2009	2008	2007

Net loss	$(4,717,204)	$(1,251,435)	$(1,094,810)
Net loss per share	(0.13)	(0.03)	(0.03)
Working capital	4,928,181	6,147,816	8,485,610
Total assets	7,041,074	9,001,098	12,418,436
Shareholders equity	$7,011,719	$8,893,375	$12,352,628

Results of Operations
The Company recorded a net loss for the 2009 fiscal year of $4,717,204 ($0.13 loss per share – basic and fully diluted) compared to a loss of $1,251,435 ($0.03 loss per share) for the same period last year.

The Company’s net loss of $4,717,204 for the year essentially consisted of realizing $3,442,251 in non-cash losses on investments in Austral Pacific Energy Ltd. (“Austral”), of which $2,643,704 of this amount was previously recorded in the Company’s comprehnsive loss during the 2008 fiscal year. In addition, General and Administrative (“G&A”) expenses of $982,207 (2008: $1,340,283) were recorded for fiscal 2009, a decrease of $358,076 when compared to the same period last year. A portion of the G&A costs incurred for the 2009 fiscal year were offset by interest income of $97,351 (2008: $303,857). The foreign exchange loss recorded for the year of $79,960 (2008: 89,591) was caused by fluctuations of both the Canadian and New Zealand dollar in comparison to the United States dollar.

In addition to the G&A costs above:

a. The Company recorded stock option compensation costs of $216,635 for the year ended July 31, 2009 (2008: $87,303) relating to the amortization of the fair value compensation cost of stock options previously granted.

b. The Company recorded a loss of $60,473 (2008: Nil) relating to the sale of 64,000 common shares of Austral.

c. The Company incurred $19,527 (2008: $22,786) in costs for directors and officers insurance.

A comparative summary of G&A costs for the last two fiscal years can be found in the consolidated schedules of general and administrative expenses in the accompanying audited consolidated financial statements.

Summary of Quarterly Results

	Three Month Period Ended July 31, 2009 $	Three Month Period Ended April 30, 2009 $	Three Month Period Ended Jan. 31, 2009 $	Three Month Period Ended Oct. 31, 2008 $	Three Month Period Ended July 31, 2008 $	Three Month Period Ended April 30, 2008 $	Three Month Period Ended Jan. 31, 2008 $	Three Month Period Ended Oct. 31, 2007 $
Total revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	(3,409,513)	(167,439)	(302,837)	(837,415)	(429,498)	(399,991)	(331,838)	(90,108)
Basic loss per share	(0.10)	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.00)
Diluted (income) loss per share	(0.10)	(0.00)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.00)

In the periods where net losses are incurred, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be antidilutive.

Please refer to the accompanying audited consolidated financial statements for further information.

Fourth Quarter 2009 Results
The Company recorded a net loss of $3,409,513 (2008: $429,498) for the quarter ended July 31, 2009. The loss that resulted was primarily a result of the realization of a loss on investment in Austral amounting to $3,442,251 during the quarter due to Austral being placed in receivership during the year. The Company also recorded a foreign exchange gain of $209,431 in the quarter caused by fluctuations of both the Canadian and New Zealand dollar in comparison to the United States dollar. G&A for the fourth quarter of the 2009 fiscal year was $113,183 (2008: $377,437) and was partially offset by interest income of $11,564 (2008: $41,946). In addition, the Company recorded stock-option compensation of $49,951, directors and officers insurance of $19,527 and amortization of $5,596.

During the fourth quarter the Company incurred $131,531 worth of expenditures on its oil and gas properties relating to the drilling of a stratigraphic well on PEP 38349 as well as certaingeological and geophyisical work completed on PEP 50940. This compares to $429,814 of exploration expenditures during the comparable quarter last year.

Liquidity and Capital Resources
The Company ended the 2009 fiscal year with $4,896,794 (2008: $6,171,793) in cash and cash equivalents and $4,928,181 (2008: $6,147,816) in working capital. The Company is adequately funded to meet its capital and ongoing requirements for the next twelve months based on the current exploration programs and commitments. Additional material commitments or acquisitions by the Company may require additional financing. The Company may also elect to farm-out, extend or relinquish a portion of its material commitments.

The Company did not conduct any material financing or investing activities during the 2009 fiscal year other than expenditures made on the Company’s oil and gas properties as disclosed.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company does not have any off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties
Please refer to Note 6 of the accompanying audited consolidated financial statements for details of related party transactions during the year ended July 31, 2009.

Subsequent Events
Please refer to Note 14 of the accompanying audited consolidated financial statements.

Share Capital
Please refer to Note 7 of the accompanying audited consolidated financial statements for share capital information to the date of this report.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition, there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an environmentally sensitive manner in all operations. Please also refer to Forward Looking Statements.

Recent Accounting Pronouncements
Please refer to Notes 2 and 3 of the accompanying audited consolidated financial statements.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	SUBSIDIARY

Garth Johnson, CGA	DLJ Management Corp.
President, CEO, Director	Orient Petroleum (NZ) Limited
Vancouver, British Columbia (1)	Orient Petroleum (PNG) Limited
Eastern Petroleum (NZ) Limited
Doug Lynes, CA
Secretary, CFO,	LEGAL COUNSEL
Vancouver, British Columbia
McCullough O’Connor Irwin LLP
Ronald Bertuzzi	Vancouver, British Columbia
Director
Vancouver, British Columbia (1)	Bell Gully
Wellington, New Zealand
Michael Hart
Director	AUDITORS
Vancouver, British Columbia (1)
DeVisser Gray LLP
Barry MacNeil	Chartered Accountants
Director	Vancouver, British Columbia
Vancouver, British Columbia
REGISTRAR AND TRANSFER AGENT
(1) Member of audit committee
Computershare Investor Services Inc.
CORPORATE OFFICE	9th Floor, University Avenue
Toronto, Ontario
999 Canada Place	Canada M5J 2Y1
World Trade Center Suite 404	Telephone: 1-800-564-6253
Vancouver, BC, Canada V6C 3E2	Facsimile: 1-866-249-7775
Telephone: 1-604-682-6496	Email: service@computershare.com
Facsimile: 1-604-682-1174
SHARE LISTING
SHAREHOLDER RELATIONS
TSX Venture Exchange: TOZ
Telephone: 604-682-6496	OTCBB: TOPLF
Facsimile: 604-682-1174
SPECIAL MEETING
BANKERS
The special meeting will be held
Bank of Montreal	on December 9, 2009 at 10:00am at the
Vancouver, British Columbia	offices of McCullough, O’Connor Irwin, LLP
Suite 1100, 888 Dunsmuir Street
Vancouver, B.C V6C 3K4

SHARE CAPITAL
At November 27, 2009 there are
36,595,225 shares issued and outstanding.
(Fully diluted 38,740,225)